15045908

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67314

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Partnership Capital Growth, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center, Suite 3810

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent R. Knudsen **(415) 705-8001**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

Confidential

mc 3/5/15

OATH OR AFFIRMATION

I, **Brent R. Knudsen**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Partnership Capital Growth, LLC**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FOUNDER / MANAGING PARTNER

Title

~~Subscribed and sworn~~ to before me this ____ day of ________ 2015 — See below (CN)

Notary Public

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of changes in financial condition.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Computation of net capital.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- ☐ (n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Note: Various exchanges may require an additional letter of attestation.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF San Francisco

Subscribed and sworn to (or affirmed) before me on this 25 day of February, 2015 by Brent Knudsen

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

Confidential

PARTNERSHIP CAPITAL GROWTH, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of
Partnership Capital Growth, LLC

We have audited the accompanying statement of financial condition of Partnership Capital Growth, LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Partnership Capital Growth, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 20, 2015

PARTNERSHIP CAPITAL GROWTH, LLC

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	622,657
Due from Affiliate		1,377,598
Receivable from another broker-dealer (See Note 1)		704,000
Accounts receivable		200,000
Restricted cash		67,951
Prepaid expenses		554
Total assets	$	2,972,760
Liabilities and Members' Equity		
Liabilities		
Due to Affiliate	$	63,621
Accounts payable and accrued expenses		10,000
Total liabilities		73,621
Members' equity		2,899,139
Total liabilities and members' equity	$	2,972,760

See Accompanying Notes to Statement of Financial Condition

PARTNERSHIP CAPITAL GROWTH, LLC
Notes to Statement of Financial Condition
December 31, 2014

1. Business and Summary of Significant Accounting Policies

Business

Partnership Capital Growth, LLC (the "Company") is a Delaware limited liability company formed on February 24, 2006. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company's primary source of revenue was from transaction and consulting fees generated through private placement transactions executed in the Healthy, Active, and Sustainable Living marketplace.

The Company is controlled by and managed by its managing member. On November 25, 2013, the Company entered into a referral agreement with another broker-dealer ("Referral Agreement"). The terms of the Referral Agreement are effective January 1, 2014. Under the terms of the Referral Agreement the Company facilitated hiring of multiple investment bankers from the Company by the other broker-dealer. In addition, the Company sold certain information, trademark, data and analysis related to the Healthy, Active, and Sustainable Living investment banking business. As per the terms of the Referral Agreement the Company no longer will be providing investment banking services except on a limited basis and instead refer the business to the other broker-dealer. As consideration for the referral services and sale of Company materials the Company received a payment of $1,000,000 in January 2014. In addition, the Company will receive referral fees as a percentage of revenue generated by the Healthy, Active and Sustainable Living investment banking team at the other broker-dealer and/or as a percentage of business referred to the other broker-dealer by the Company. The terms of the Referral Agreement expire on December 31, 2016. In addition, the other broker dealer is obligated to pay Partnership Capital Growth Advisors, LLC, an affiliate of the Company, monthly rent in the amount of $34,314 from January 1, 2014 through April 30, 2014, $34,719 from May 1, 2014 through April 30, 2015 and $35,267 from May 1, 2015 through November 30, 2015. As part of the Referral Agreement the Company is required to maintain its broker-dealer status in order to receive the referral fees mentioned above. As a result of the Company entering into the Referral Agreement with the other broker-dealer the Company terminated eight of its employees and two non-managing members effective December 31, 2013. Effective that day the company entered into termination agreements with all terminated employees and separation and release agreements with the two non-managing members. In 2014, the company also entered into a separation agreement with one of its remaining non-managing members. As a result of this transaction the Company anticipates has limited operating activities in 2014 and forward.

The Company has one managing member. As a limited liability company, the members' liability is limited to amounts reflected in the members' capital account.

1. Business and Summary of Significant Accounting Policies (continued)

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Furniture, Equipment and Leasehold Improvements

In 2014, the company sold its furniture, equipment and leasehold improvements to an affiliate at net book value.

Revenue Recognition

Transaction fees and related expenses are recorded upon completion of the transactions as per the term of the agreements. Consulting fees represent income from a former client in which a transaction was not completed by the Company. The Company had a contractual right to receive certain fees from this former client. Referral fee from another broker-dealer are recorded when earned as per the terms of the Referral Agreement.

Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2010.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $549,036 which was $544,036 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.1341 to 1.

3. Lease Obligation

The Company operates from a leased office space in San Francisco under the terms of an expense-sharing agreement with Partnership Capital Growth Advisors, LLC (the "Affiliate"). The original lease agreement expired on August 30, 2013. On May 1, 2011, the Affiliate acquired additional office space resulting in an increase in annual rent expense allocable to the Company and extension of the terms. The terms of the lease shall expire on the date that is fifty-five months following May 1, 2011 or on November 30, 2015.

Under the terms of the expense-sharing agreement, the Affiliate allocated to the Company 90% of the total monthly rent paid by the Affiliate during 2014.

The future minimum lease payments allocable to the Company are as follows:

Year Ending December 31	
2015	$ 347,429
Total	$ 347,429

4. Related Party Transactions

The Company is a party to an expense-sharing agreement under which the Company reimburses the Affiliate 90% of shared expenses, including all payroll and benefits and other shared overhead expenses.

At December 31, 2014, the amount due from the Affiliate was $1,377,598, representing amounts advanced to the Affiliate by the Company net of expenses that the Affiliate incurred on behalf of the Company and shared expenses allocated per the terms of the expense-sharing agreement. At December 31, 2014 the amount due to Affiliate was $63,621, representing amounts advanced by the affiliate for expenses on behalf of the Company.

5. Letter of Credit

The Company opened a Standby Letter of Credit with First Republic Bank in the amount of $105,790 on July 16, 2012. The letter of credit was amended in October 2013 and reduced to $63,330. Interest is charged at a rate of 5% annually. There were no borrowings on the letter of credit during 2014. This letter of credit is secured by a $63,330 deposit with the bank which is reported as restricted cash in the accompanying statement of financial condition.

6. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.